Exhibit 99.1

ENTRÉE GOLD IDENTIFIES NEW COPPER ZONES ON BLACKJACK AND ROULETTE

VANCOUVER, Nov. 23 /CNW/ - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - "Entrée" or the "Company") has received assay results from recent drilling programs on the Blackjack and Roulette properties in the Yerington district of Nevada. The results confirm the presence of additional areas of copper mineralization on both properties and provide strong encouragement for additional exploration.

On Blackjack, several holes in the southeast intersected oxide copper mineralization which appears to be a continuation of the Blue Hill copper zone being drilled on the adjacent Ann Mason property (NR dated November 17, 2010). In the northeast, hole EG-B-10-001 encountered a new zone of copper mineralization at the eastern end of a 5 kilometre-long induced polarization ("IP") anomaly.

The current program has also resulted in the discovery of a new concealed mineralized porphyry copper system on the Roulette property (news release dated September 23, 2010). This discovery validates Entrée's exploration strategy of exploring for concealed deposits in the Yerington camp and provides support for additional exploration of the new Roulette target.

See updated maps on the company website www.entreegold.com.

Blackjack

The Blackjack property, which is subject to an option agreement with Honey Badger Exploration Inc. (TSX.V:TUF - "HoneyBadger"), is contiguous with and lies to the north of Roulette and west of Ann Mason. Seven diamond drill holes totalling 2,820 metres have been completed and full assays received. These holes tested specific geophysical anomalies, as well as anomalous copper geochemistry interpreted to represent the continuation of the Blue Hill copper zone across the property boundary from Ann Mason.

Five of the holes were sited on the possible westward extension of the Blue Hill zone of mineralization; the upper portions of all five holes are strongly oxidized and iron-rich, with occasional oxide copper minerals noted. The most significant copper occurs as sulphide mineralization in drill hole EG-B-10-004 (see Table 1), which is located more than 900 metres northwest of the oxide and sulphide copper mineralization drilled on the adjacent Ann Mason property.

Narrow intervals of copper mineralization in EG-B-10-001, located at the northeast corner of the Blackjack property, occur as coarse chalcopyrite in silicified breccias.  Hole EG-B-10-001 also confirmed the presence of sulphide (predominately pyrite) mineralization in granodiorite intruded by quartz monzonite porphyry dykes at the eastern limit of a 5 kilometre-long, east-west trending induced polarization ("IP") anomaly.  The IP anomaly is interpreted to be separate from the Ann Mason/Blue Hill porphyry mineralization and may represent a westward extension of the MacArthur and Gallagher zones of mineralization currently being explored by Quaterra Resources Inc. (TSX.V:QTA; NYSE AMEX:QMM - "Quaterra").  The Gallagher area is located immediately east of the property boundary, and Quaterra recently announced the intersection of porphyry-style copper mineralization grading 0.74% Cu over 76 feet (23 metres) in hole QM-46 from this newly-discovered zone.

Table 1. Significant drill intercepts, Blackjack property, Nevada.

Drill Hole	From (m)	To (m)	Length (m)	Cu (%)
EG-B-10-001	444.00	448.00	4.00	0.441

EG-B-10-003	218.00	230.00	12.00	0.177

EG-B-10-004	136.00	156.00	20.00	0.197
including	136.00	150.00	14.00	0.239

EG-B-10-006	0.28	4.00	3.72	0.359

EG-B-10-007	96.00	106.00	10.00	0.124

Roulette

On the Roulette property, which is subject to an option agreement with Bronco Creek Exploration Inc. (a wholly-owned subsidiary of Eurasian Minerals Inc. - TSX.V:EMX - collectively "Bronco Creek"), two wide-spaced holes were drilled to test a broad target under approximately 350 to 500 metres of barren cover rocks. The holes were sited based on an updated geological and structural interpretation of the Yerington district, the presence of strong aeromagnetic high and anomalous results from a deep penetrating geochemical survey.  Hole EG-R-10-003 intersected 20.7 metres averaging 0.14% Cu from a depth of 497.3 metres.  Mineralization occurs as chalcopyrite-pyrite in strongly altered granodiorite cut by quartz-K-feldspar and quartz-chlorite veins. This discovery represents a new porphyry system - located near the southwest margin of the Yerington batholith.  Disseminated magnetite, associated with K-feldspar alteration is interpreted to be the cause of the strong magnetic anomaly initially targeted for drilling. Mineralization is truncated by the Blue Hill fault, where there is a possibility of finding additional mineralization in the hanging wall of the fault, possibly to the east or southeast of EG- R-10-003.

A second drill hole (EG-R-10-004) failed to penetrate to the target depth due to strong faulting. Total metreage to date is 1,055 metres.

Exploration programs and related budgets for 2011 are currently being reviewed and will be announced once approved by the Company's board of directors.

QUALITY ASSURANCE AND CONTROL

Split core samples were prepared and analyzed at ALS Minerals in Reno, Nevada and Vancouver, BC. Prepared standards, blanks and duplicates are inserted at the project site to monitor the quality control of the assay data. Drill intersections described in this news release are based on core lengths and may not reflect the true width of mineralization.

QUALIFIED PERSON

Robert Cann, P.Geo., Entrée's Vice-President Exploration, a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"), has reviewed the technical information contained in this release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of copper and gold prospects. The Company's flagship Lookout Hill property in Mongolia completely surrounds the Oyu Tolgoi project of Ivanhoe Mines. A portion of the Lookout Hill property is subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC. The joint venture property hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit. Excellent exploration potential remains on the joint venture property for the discovery of additional mineralized zones.

In North America, the Company is exploring for porphyry-related copper systems in Nevada, Arizona and New Mexico. The primary asset is the Ann Mason property in Nevada, which hosts an inferred mineral resource estimate and considerable potential for additional targets.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits. With a treasury of approximately CAD$26 million, the Company is well-funded for future activities. Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 12% of issued and outstanding shares, respectively.

This News Release contains forward-looking statements and forward-looking information (together, "forward-looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to its exploration results, the potential for discovery of additional mineralized zones and future exploration programs and budgets.  These forward-looking statements are made as of the date of this news release.  Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the prices of gold and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking statements.  In addition, there are known and unknown risk factors which could cause the Company's actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors are described in the Company's Amended and Restated Annual Information Form for the financial year ended December 31, 2009, dated November 2, 2010 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

%CIK: 0001271554

For further information:

Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

CO: Entrée Gold Inc.

CNW 15:26e 23-NOV-10